UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Deciphera Pharmaceuticals, Inc.

(Name of Subject Company)

Deciphera Pharmaceuticals, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

24344T101

(CUSIP Number of Class of Securities)

Steven L. Hoerter

President & Chief Executive Officer

Deciphera Pharmaceuticals, Inc.

200 Smith Street

Waltham, MA 02451

(781) 209-6400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copies to:

Jeffrey M. Held, Esq.

Deciphera Pharmaceuticals, Inc.

200 Smith Street

Waltham, MA 02451

(781) 209-6400

and

Stuart M. Cable, Esq.

Lisa R. Haddad, Esq.

James Ding, Esq.

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

(617) 570-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Deciphera Pharmaceuticals, Inc., a Delaware corporation (“Deciphera”), with the Securities and Exchange Commission (the “SEC”) on May 13, 2024, relating to the tender offer by Topaz Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of ONO Pharmaceutical Co., Ltd., a Japanese company (kabushiki kaisha) (“ONO”), to acquire all of the issued and outstanding shares of common stock, par value $0.01 per share, of Deciphera (the “Shares”) at a price per Share of $25.60, net to the seller in cash, without interest and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 13, 2024 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal, each as filed by ONO and Merger Sub with the SEC on May 13, 2024 (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain amendments and updates as reflected below.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Item 3 of the Schedule 14D-9 is hereby amended and supplemented as follows:

1. The following paragraph replaces in its entirety the second paragraph under the heading “Merger Agreement” on pages 3 and 4 of the Schedule 14D-9:

“The Merger Agreement governs the contractual rights among Deciphera, ONO and Merger Sub in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide Deciphera stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by Deciphera to ONO and Merger Sub and representations and warranties made by ONO and Merger Sub to Deciphera. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about Deciphera, ONO or Merger Sub in Deciphera’s public reports filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by information in a confidential disclosure schedule provided by Deciphera to ONO and Merger Sub in connection with the signing of the Merger Agreement. This disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among Deciphera, ONO and Merger Sub, rather than establishing matters of fact. Additionally, such representations and warranties may also be subject to a contractual standard of materiality that is different from what may be viewed as material by holders of Shares or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Deciphera, ONO and Merger Sub. Deciphera stockholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Deciphera, ONO or Merger Sub, or any of their respective subsidiaries or affiliates, and should consider the information in the Merger Agreement in conjunction with the entirety of the factual disclosure about Deciphera in its public reports filed with the SEC.”

2. The following paragraph is added to the end of the text under the heading “Effect of the Transactions on the Company ESPP” on page 6 of the Schedule 14D-9:

“The Offering under the Company ESPP which began on November 15, 2023 ended on May 14, 2024, its regularly scheduled end date, and each Company ESPP participant’s accumulated contributions under the Company ESPP were used to purchase shares of Company Common Stock in accordance with the Company ESPP. Deciphera issued a total of 81,376 Shares to Company ESPP participants in connection with such Offering, including, with respect to the executive officers of the Company, 1,394 Shares to Matthew L. Sherman, M.D. Pursuant to the Merger Agreement, no new Offering will commence under the Company ESPP, and the Company ESPP will terminate as of the Effective Time.”

3. The following paragraph replaces in its entirety footnote (4) to the table entitled “Potential Change in Control Payments to Named Executive Officers” on page 13 of the Schedule 14D-9:

“(4) Daniel L. Flynn, Ph.D., the Company’s founder and former Executive Vice President, Chief Scientific Officer, retired from his position on September 5, 2023. Following his resignation, Dr. Flynn served as a Senior Advisor through December 31, 2023 and, thereafter, as a consultant from time to time and as requested by the Company. Dr. Flynn’s previous equity awards remained outstanding subject to his continued service relationship. Dr. Flynn will not receive any other compensation in connection with the Merger.”

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

1. The following paragraph replaces in its entirety the paragraph under the heading “Legal Proceedings” on page 47 of the Schedule 14D-9:

“As of May 21, 2024, two complaints have been filed by purported Deciphera stockholders in connection with the proposed Offer and Merger. The cases are captioned Clark v. Deciphera Pharmaceuticals, Inc., et al., No. 652530/2024 (N.Y. Sup. Ct.) (the “Clark Action”) and Zalvin v. Deciphera Pharmaceuticals, Inc., et al., No. 2481CV01338 (Mass. Sup. Ct., Middlesex County) (the “Zalvin Action”) (collectively, the “Merger Actions”). The Merger Actions generally allege that the Schedule 14D-9 misrepresents and/or omits certain purportedly material information relating to the Merger and seek, among other relief, an injunction enjoining the Merger unless and until certain additional information is disclosed to Deciphera stockholders, costs of the action, including plaintiffs’ attorneys’ fees and experts’ fees, and other relief the court may deem just and proper. The Clark Action asserts claims for breach of fiduciary duty against the Deciphera Board, aiding and abetting against Deciphera, and failure to disclose against the Deciphera Board. The Zalvin Action asserts claims for negligence and negligent misrepresentation against the Deciphera Board, Deciphera, and ONO. In addition, Deciphera and the Deciphera Board have received nine additional demands from purported Deciphera stockholders seeking additional disclosures in the Schedule 14D-9 (collectively, the “Demands”). Deciphera cannot predict the outcome of the Merger Actions or the Demands. Additional lawsuits and demand letters arising out of the Offer and the Merger may also be filed or received in the future. Deciphera does not intend to update this description of complaints and demand letters relating to the Offer and the Merger unless those new complaints or demand letters contain material differences from those received to date.”

2. The following paragraphs replace in its entirety the paragraph under the heading “Regulatory Approvals” beginning on page 47 of the Schedule 14D-9:

“Antitrust in the United States

Under the HSR Act and the rules promulgated thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Merger Sub pursuant to the Offer. Each of ONO and Deciphera filed a Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on May 6, 2024. The waiting period applicable to the Offer under the HSR Act expired at 11:59 p.m. Eastern Time on May 21, 2024. Accordingly, the Offer Condition requiring that the waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger under the HSR Act shall have expired or been terminated has been satisfied. The Offer continues to be subject to the remaining Offer Conditions set forth in the Offer to Purchase.

At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of Shares so acquired or divestiture of substantial assets of ONO and/or Deciphera. Private parties and individual states of the United States may also bring legal actions under the antitrust laws of the United States. ONO and Deciphera do not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result would be.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2024

Deciphera Pharmaceuticals, Inc.

By:	/s/ Steven L. Hoerter
Name: Steven L. Hoerter
Title: President and Chief Executive Officer